UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

October 27, 2025

SLINGSHOT USA, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	87-3004954
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1209 Orange Street Wilmington, DE 19801
(Full mailing address of principal executive offices)

+27(60) 786-9759
(Issuer’s telephone number, including area code)

Preferred Units
(Title of each class of securities issued pursuant to Regulation A)

Item 6. Material Events

On October 27, 2025, the Board of Managers and the Majority Members of Slingshot USA, LLC (the “Company”) executed a Joint Written Consent approving a series of corporate actions relating to the sale of the Company’s primary assets and the subsequent distribution and redemption of certain membership interests.

Asset Sale and Receipt of Proceeds

On October 7, 2025, the Company entered into an Asset Purchase Agreement with Giant Slayer Media LLC, a Delaware limited liability company, pursuant to which the Company sold all of its rights, title, and interest in the animated feature film provisionally titled DAVID and related assets. The Company received net sale proceeds of $77,567,159.92.

Distribution of Proceeds

Pursuant to the Company’s Fourth Amended and Restated Operating Agreement, dated October 22, 2025, the Board authorized a distribution of $71,171,102, less redemption payments, to the Members of the Company, in accordance with the distribution waterfall set forth in the Operating Agreement. The Board approved a maximum holdback reserve of up to $7,000,000 to cover potential indemnification obligations, settlement of accounts payable, and estimated wind-down expenses. The Board further noted that the procurement of representations and warranties insurance may reduce the required holdback reserve, and an application for such coverage is currently in process. Upon execution of the insurance policy, the Board intends to release and distribute the remaining available funds in accordance with the terms of the Operating Agreement.

Redemption of Units

The Company entered into a Redemption Agreement to redeem 26,677,412 Series PA Preferred Units and 30,600,000 Preferred Units for a total purchase price of $57,972,108. The redemption price was determined by the amount the holders would have received under a normal distribution under the Company’s operating agreement. Upon completion, such units were cancelled and are no longer outstanding.

Each redemption was determined by the disinterested members of the Board and Majority Members to be fair and in the best interests of the Company and its members, following full disclosure of potential conflicts of interest.

Remaining Operations and Wind-Down

Following these actions, the Company will retain a maximum holdback reserve of up to $7 million to satisfy any remaining obligations, accounts payable, and potential indemnification claims during the wind-down and dissolution process. The Company has submitted an application for representations and warranties insurance, which, if approved and implemented, is expected to reduce the required holdback reserve and allow for the release of additional funds to Members in accordance with the Operating Agreement.

Plan of Dissolution and Wind-Down

On October 27, 2025, the Board of Managers and the Majority Members approved the formal commencement of the Company’s wind-down and dissolution process. In accordance with the Fourth Amended and Restated Operating Agreement, the Company will settle all remaining obligations, distribute its remaining assets to Members, and file a Certificate of Cancellation with the Delaware Secretary of State upon completion of such distributions. The Board has authorized a maximum holdback reserve of up to $7 million to cover outstanding liabilities, wind-down expenses, and potential indemnification claims. The Company has also applied for representations and warranties insurance, which, if approved, is expected to reduce the required holdback amount.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Slingshot USA, LLC

By: /s/ Bernardus Lans

Chief Financial Officer

November 4, 2025